Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Twelve Months Ended December 31,
	2010		2009		2008		2007		2006

Earnings (loss) before income taxes and equity in loss of investee companies	$1,221.5		$443.0		$(12,575.1)		$2,133.0		$2,132.7

Add:
Distributions from investee companies	.5		2.3		5.8		7.7		8.9
Interest expense, net of capitalized interest	528.8		542.0		546.3		570.1		564.5
1/3 of rental expense	198.0		205.7		215.8		193.4		160.9

Total Earnings (loss)	$1,948.8		$1,193.0		$(11,807.2)		$2,904.2		$2,867.0

Fixed charges:
Interest expense, net of capitalized interest	$528.8		$542.0		$546.3		$570.1		$564.5
1/3 of rental expense	198.0		205.7		215.8		193.4		160.9

Total fixed charges	$726.8		$747.7		$762.1		$763.5		$725.4

Ratio of earnings to fixed charges	2.7	x	1.6	x	Note	a	3.8	x	4.0	x

Note:
(a) Earnings are inadequate to cover fixed charges by $12.57 billion in 2008 due to the non-cash impairment charges of $14.18 billion.